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                                                                 Exhibit (p)(13)

                      STERLING JOHNSTON CAPITAL MANAGEMENT

                           CODE OF ETHICS AND CONDUCT

                            (Last updated June 2003)

INTRODUCTION

In an effort to ensure that Sterling Johnston Capital Management (SJCM) establish a record of integrity and high ethical standards employees/1/ are required not only to comply with all applicable federal and state securities laws, but also with the following internal Code of Ethics and Conduct.

SJCM and its employees owe a fiduciary duty to its clients that require it to place client interests ahead of our own at all times. In an effort to avoid potential conflicts of interest SJCM employees must follow the following principles:

     1. Employees must at all times place the interests of Advisory clients first.

     2. All personal securities transactions must be executed consistent with the code.

     3. Employees must not take inappropriate advantage of their position. This includes appropriate use of investment advice and gifts or perquisites from brokers.

It is the responsibility of all employees to become familiar with the code. Furthermore, the code cannot anticipate all potential circumstances; consequently employees are required not only to abide by the letter of the code, but also the spirit of the code.

The code applies to all employees.

PERSONAL ACCOUNTS

Employees of SJCM who wish to purchase or sell securities for their own accounts must follow certain procedures designed to avoid the potential conflicts of interest that can arise when buying or selling securities for personal accounts. These procedures include pre-clearing the transaction, holding the security for a certain length of time, and following a black-out period around Advisory Client trades.


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/1/ This includes all employees who (i) in the course of their regular functions or duties, make (i.e., portfolio managers) or participate in making investment decisions or recommendations, including providing information and advice to portfolio managers (e.g., analysts); (ii) all employees who execute a portfolio manager's decisions (i.e., traders); (iii) any director, officer, general partner; and (iv) all employees who, in the course of their normal functions or duties, make, participate in, or obtain information regarding clients' purchases or sales of securities.

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PRE-CLEARANCE

Before any employee purchases or sells a security for his or her own account, or any accounts over which they have control or a beneficial interest/2/, he or she must complete a Pre-Clearance Form. A written Pre-Clearance form must be completed for all personal securities transactions. An employee cannot execute a transaction until he or she receives authorization from the Compliance Officer (Scott Johnston) or Head Trader in his absence. Pre-clearance is valid only for the day on which pre-clearance was obtained. Pre-clearance is valid only for the particular security and amount indicated on the form (the size of the transaction may be decreased without authorization). Pre-clearance is only required for stocks with market capitalization less than or equal to $3.0 billion.

Failure to obtain pre-clearance is a breach of SJCM's code and may subject the employee to disciplinary action, up to and including termination of employment. Failure to obtain pre-clearance may also result in the trade being canceled with the employee bearing any loss that may occur. Any profits that result from an unauthorized trade will be donated to a charity designated by SJCM.

HOLDING PERIOD

As a general principle, personal securities transactions must be for investment purposes and not for the purposes of short term trading profits. As a result, employees will be prohibited from buying or selling a security that he or she acquired within the previous 120 days, unless selling at a 10% or greater loss. Holding period does not apply for stocks with market capitalization over $3.0 billion.

BLACKOUT PERIOD

Employees will not be permitted to buy or sell securities for their personal accounts during the time SJCM has engaged in a transaction in the same or equivalent security for an Advisory Client until all transactions have been completed. In the event an employee obtained pre-clearance for a transaction and a subsequent advisory Client account transaction in the same security occurs within the employees transaction, SJCM's Director of Compliance will review the applicability of the disgorgement policy on a case by case basis.

MUTUAL FUND INVESTING

Mutual fund investments are allowed at any time with no holding restrictions.


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/2/ The concept of "beneficial ownership" of securities is used throughout this
Code. It is a broad concept and includes many diverse situations. An employee has a "beneficial interest" in not only securities he or she owns directly, and not only securities owned by others specifically for his or her benefit, but also (i) securities held by members of the employee's immediate family (meaning any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, and in-law relative, including adoptive relationships) sharing the same household, (ii) securities held by another person if by reason of any contract, understanding, relationship, agreement or other arrangement the employee obtains benefits substantially equivalent to ownership and (iii) securities held by certain types of entities that the employee controls or in which he or she has an equity interest.

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SHORT-SELLING

Employees may not engage in short sales of stocks of companies with market capitalizations less than $3 billion.

OPTIONS

Employees may not trade options on stocks of companies with market capitalizations less than $3 billion.

INITIAL PUBLIC OFFERINGS

No employees may engage in a personal securities transaction in any security in an IPO. Exceptions are permissible only with the written consent of the Director of Compliance.

PRIVATE PLACEMENTS

Employees may not engage in a personal securities transaction in any security transaction in any security in a private placement without prior written approval of SJCM's Director of Compliance.

INSIDE INFORMATION

No employees may use material, non-public information about any issuer of securities, whether or not such securities are held in the portfolios of Advisory Clients or suitable for inclusion in such portfolios, for personal gain or on behalf of an Advisory Client.

PERSONAL HOLDINGS REPORTS

All employees must provide SJCM with a list of securities holdings upon commencement of employment. Furthermore, employees must provide SJCM with duplicate copies of all transaction confirmations within 10 days after the end of each quarter; and annual brokerage statements, no more than 30 days after the end of the calendar year. This applies to all securities regardless of market capitalization.

CERTIFICATION OF COMPLIANCE

Each employee will be required to certify that he or she has read, understands and has complied with (or, in the case of new employees, will comply with) the Code.

June 2003

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                      Sterling Johnston Capital Management

                                 Code of Ethics

I have received and agree to comply with the Sterling Johnston Code of Ethics that was last updated June 2003.

Signature:
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Name:
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Date:
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